EXHIBIT 99
                             NATIONWIDE CREDIT, INC.
                  RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
                                   (UNAUDITED)
                          (Dollar amounts in thousands)



                                                   For the Three Months                For the Six Months
                                                      Ended June 30,                     Ended June 30,
                                              -------------------------------     -----------------------------
                                                   2001            2000               2001           2000
                                              --------------- ---------------     -------------- --------------
NET LOSS                                         $  (2,024)      $  (4,363)         $   (3,382)     $  (6,814)

ADD:
    Depreciation and amortization                    3,002           2,929               6,022          5,733
    Provision for employee severance
       and office closure                              502           1,274                 502          1,274
    Other unusual charges                               --             779                  --          1,113
    Interest expense                                 3,501           3,524               7,102          7,011
    GAAP rent                                           21             108                  56            139
                                              --------------- ---------------     -------------- --------------
Adjusted EBITDA (A)                              $   5,002       $   4,251          $   10,300      $   8,456
                                              =============== ===============     ============== ==============


Notes:

 (A) Adjusted EBITDA is defined in the Company' credit agreement as earnings before interest, taxes, depreciation, amortization and certain unusual costs. Adjusted EBITDA excludes non-recurring expenses for which the Company will have no on-going cash requirements and certain other costs which the Company believes are unusual, largely non-recurring and which are expected to have no impact on the on-going operations of the Company. Adjusted EBITDA does not represent cash flows as defined by accounting principles generally accepted in the United States and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or other measures of liquidity determined in accordance with accounting principles generally accepted in the United States. Not all companies calculate adjusted EBITDA in the same fashion and therefore these ratios as presented may not be comparable to other similarly titled measures of other companies.